TransAKT TM Corp.

November 1, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

Attention: Mr. Larry Spirgel

Re:

TransAKT Corp.

Form 20-F for the year ended December 31, 2004

File No. 000-50392

Dear Mesdames or Sirs:

We are writing in response to your questions issued in a letter on August 24, 2005.

Item 15. Control and Procedures

1)

We note your disclosure that “ the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.” Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 15 of Form 20-F. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please amend your Form 20-F accordingly.

We have amended the 20F accordingly.

2)

Further, we note your disclosure that “there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.” Item 15 (d) of Form 20-F requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the period covered by the annual report in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 15 of Form 20-F in future filings.

TransAKT hereby confirms that there were no changes in its internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by its annual report on Form 20-F for the year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. We have amended the 20F accordingly.

Audit Report

3)

Refer to the fourth paragraph. We note that the 2003 and 2002 financial statements have been audited by your former auditors, in which an unqualified opinion on the financial statements has been issued. Please revise to include the former auditor’ report in the filing. Also, have your auditors revise their report to refer to “the standards of the Public Company Accounting Oversight Board (United States)” as required by PCAOB Auditing Standard No. 1.

We have amended the 20F accordingly

Financial Statements and Noted

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

4)

You state that “[r]evenues from the sale of product are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.” We note that your product line include mobile point of sale terminals, VOIP hardware and software products. Tell us and disclose the revenue earning process with respect to each of your products. If your policy differs that under US GAAP, advise us and disclose the impact in Note 19.

The sales from our product lines, which includes mobile point of sale terminals, VOIP hardware and software products, are similar in nature.  The stream consists of:

a)

a customer orders a product unit or units;

b)

if the Company accepts the order, the product is either shipped with an invoice, or the Company may request prepayment before the product is shipped; and

c)

The Company receives payment of the invoice amount.

The sales do not include a significant service or processing component that is paid for separately.  The products in each of the product lines are similar in that they cost less than $1,000 per unit and can be shipped by courier.

The Company maintains the same revenue recognition policy for each product line.  It has not disclosed a separate revenue recognition policy for each product line, which we believe is consistent with APB Opinion No. 22, Disclosure of Accounting Policies, and as discussed by the SEC SAB 101 paper.   APB Opinion No. 22 states “If a company has different policies for different types of revenue transactions, including barter sales, the policy for each material type of transaction should be disclosed.”  We have interpreted this to mean that where the revenue recognition policy is consistent for all sales lines, statement of a single revenue recognition policy suffices.

Unless you disagree with this interpretation, the Company believes its revenue recognition policy disclosure is appropriate.

Note 4. Acquisition of Voice over Internet Protocol business

5)

We note that the purchase price for the acquisition of 1P Mental Inc (‘IPM’)’s Voice over Internet Protocol business was $3,308,018 and that the amount was based on the fair value of 14,080,000 common shares issued on August 15, 2004. However, we also note from Note 6 that you advanced $601,700 to 1PM and that the balance was not collected on June 1, 2005 when it was due. Clarify for us whether the advance was contemplated in this acquisition. If so, explain to us why you did not include the advance in your purchase price allocation under SPAS 141 or revise. Further, tell us how you determined the fair value of the 14,080,000 shares issued in the acquisition.

a)

$601,700 advance

The advance was contemplated in the Purchase Agreement and was intended to ensure that IPM could supply the Company with product inventory if the Company wished to purchase it.  Repayment of the advance was to be made through either cash repayments or distribution of inventory.

The Company entered into this arrangement because it did not wish to be committed to acquiring the inventory outright.  Rather, the advance allowed IPM Mental Inc. to produce inventory for sale to the Company or to other customers.

Management debated the merits of including the advance as part of the purchase agreement and charging the $601,700 to inventory.  Management opted against this position because the Company neither owned the inventory nor was committed to purchasing the inventory.

b)

Fair value of 14,080,000 shares issued

The fair value of $Cdn. 0.23 per share as at August 15, 2004 was based on the following:

-

The Company had previously issued 3,552,215 common shares on June 25, 2004 at $U.S.0.30 per share (approximately $Cdn.0.39 per share).  The Company determined that a sale of 14,080,000 common shares would occur at a discount to the previous price and selected a discount of 40%.

-

On December 2, 2004 the Company closed a private placement of 2,128,571 Units comprised of one common share and one half of one common share purchase warrant.  Each full warrant entitled the holder to purchase an additional common share in the capital of the Company at US $0.60 per share in the first year and US $0.80 per share in the second year.  The price of each unit was US $0.35.  Using the Black-Sholes model the warrants were valued at US $0.07 cents of the US $0.35 price.  The remaining US $0.28 was attributed to the shares and charged to share capital.

-

The Company ran a Black-Sholes calculation assuming;

o

a stock price of $0.41 on the day of the grant;

o

Expected life of one year;

o

Volatility of 1.542; and

o

Risk-free capitalization ate of 2.5%

These assumptions yielded a value of $Cdn0.23 per share.

-

The Company concluded that a fair value based on $Cdn 0.23 per share was reasonably and conservative.

1)

We note that you allocated your purchase price of $3.3 million among capital assets and goodwill. Explain to us why you did not allocate any portion of the purchase price into other apparent intangibles such as patents and trademarks and customer relationship, etc. If your acquisition policy is different from that under US GAAP, please advise us the impact and address the difference in Note 19. Refer to SFAS 141.

The Company did not acquire any patents, customer relationships or trademarks that could be valued in any reasonable manner.  The VOIP product line is a new line and IP Mental Inc. had not yet developed customer relationships.  Instead, the company acquired the business assets because it believed that it could market the products in North America and Europe more successfully than IP Mental Inc.

Note 10. Share Capital

7)

You state in note 10(b) that “1,692,222 units were issued for $0.23 per unit ... Each unit consisted of one common share and one share purchase warrant ...“ Tell us how you fair value the warrants and where you have recorded them in the financial statements.

These warrants were issued on June 24, 2003 for $Cdn 0.23 per unit consisting of 1 common share and one warrant.  Each warrant allowed the holder to purchase a common share for $Cdn. 0.45.

When the Company reviewed the allocation of costs between share capital and contributed surplus, the portion allocated to the warrants was approximately $3,400.  This was not reported as it was an immaterial amount.

Note 19. Canadian and United States Generally Accepted Accounting Principles

IPM acquisitions

1)

Provide the pro forma information regarding the IPM acquisition in accordance with paragraphs 54-55 of SFAS 141.

We have amended the 20F accordingly to provide an unaudited schedule of the pro-forma information.  The unaudited schedule is provided as the company would not be able to provide audited information without unreasonable expense and cost.

2)

Disclose the primary reasons for the acquisition of IPM, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Refer to paragraph 51(b) of SPAS 141 and revise. Also provide the disclosures required by paragraphs 51(e) of SFAS 141.

Note 4 regarding the acquisition of the IPM business assets has been modified to explain the Company’s purpose for purchasing these assets.  In addition, the note describes the advance and promissory note that was issued in conjunction with the transaction.

Development Stage Company

3)

You state that “the Company is a Development Stage Company (as described in U.S. SFAS 7).” As such, please provide all of the disclosures as required by paragraphs 11-12 of SFAS 7 and advise us. If you are no longer a development stage company, revise to clarify your disclosures to that effect.

We have reviewed SFAS 7 in light of the company’s operations in 2004 and have determined that it is ceased to be a development company during 2004, because it had begun to earn sales revenue in excess of an immaterial amount.  The company’s management continues to perform activities of a development company because, as a combined marketing and manufacturing company, it will always be seeking to develop markets for new products.  However, by 2004, the Company had and was selling several products related to mobile point of sale terminals and VOIP hardware and software products.

The financial statements have been revised, accordingly.

Exhibit 12

4)

Please amend your Form 20F to provide revised certifications so that these certifications conform exactly with the  form of Rule 13a-14(a) or Rule 15d-14(a) certification set forth within Instructions to exhibit 12 of Form 20F.

We have amended the 20F accordingly

We have provided a hard copy draft of the amended 20F for your review prior to final filing and final audit signature by our auditors so as to avoid several split audit dates.

The Company acknowledges that

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TRANSAKT CORP.

/s/ Riaz Sumar

Riaz Sumar

Chief Financial Officer

Suite 260, 1414 – 8th Street SW, Calgary, Alberta, T2R 1J6 Telephone (403) 290-1744